Securities and Exchange Commission
March 19, 2008

CAM Commerce Solutions, Inc.
17075 Newhope Street
Fountain Valley, CA 92708
March 19, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC. 20549-4561
Attn: Melissa Feider

Re:	CAM Commerce Solutions, Inc. Form 10-K for the Fiscal Year Ended September 30, 2007 Filed on November 19, 2007 Form 8-K filed on February 13, 2008 File No. 000-16569
Ladies and Gentlemen:
This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the February 28, 2008 staff letter to CAM Commerce Solutions, Inc. (the “Company”) regarding the above-referenced Reports on Form 10-K and Form 8-K. Our references to “comment” below correspond to the paragraph numbers of the staff’s letter.
Form 10-K for the Fiscal Year Ended September 30, 2007
Item 9AT. Controls and Procedures, page 9
Comment 1.
We note your disclosure that your “Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file under the Securities and Exchange Act of 1934 is recorded, processed, summarized, and reported within the time period specified in the rules of the Securities Exchange Commission’s rules and forms.” Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and

Securities and Exchange Commission
March 19, 2008

communicated to your management, your chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports pursuant to Rule 13a-15(e) of the Exchange Act.
RESPONSE:
This will confirm as true that the Company’s officers concluded that the Company’s disclosure controls and procedures for the period covered by the referenced Report on Form 10-K are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.
The foregoing statement is a subset of the definition of “controls and procedures” contained in Rule 13a-15(e) and, as such, was considered by the Company to be included in its disclosure under Item 9A(T) which disclosure set forth the definition provide the rule. The Company will include the additional disclosure set forth in the preceding paragraph in its future filings.
Exhibit 13.(A)
Note 1. Summary of Significant Accounting Policies
Revenue Recognition Policy, page 17
Comment 2.
We note that the Company recognizes payment processing revenues in the period the service is performed. Please explain further the following with regards to such revenues:
•  Tell us what you mean by your statements “Revenues are estimated based on the accumulation of sufficient historical information required to analyze trends and formulate a reasonable estimate” and “[t]he significant historical information required to formulate a reliable estimate are the total dollar volume of credit card transactions processed and the related revenue for these credit card transactions.” Does the Company estimate its payment processing revenues? If so, tell us why such revenues are based on estimates versus actual transactions processed. Further tell us how reasonable your estimates have been for each quarter in the last three fiscal years and tell us the extent of subsequent adjustments, if any, to such estimates.

Securities and Exchange Commission
March 19, 2008

•  We note that a third party, Global Payments, performs the payment processing services for your merchant customers. Tell us whether you recognize revenues from such services on a gross or net basis and tell us how you considered EITF 99-19 in your analysis. If revenues are accounted for gross, then tell us how you account for the fees paid to Global Payments and where you classify such fees in your statements of income.
RESPONSE:
The statement regarding how estimates are based on historical information applies to less than 2% of our payment processing revenue. In the fiscal year ended September 30, 2007, over 98% of our payment processing revenue was based on actual payments received for the revenue related to each fiscal quarter. The payment processing revenue is accrued for in month the services are provided, and 98 % of revenue is based on actual cash received in the following month. Regarding the 2% of estimated accrued receivable for this payment processing revenue, the estimate process only relates to the third month of each fiscal quarter where payments have not been received in time to report on an actual basis. This statement means the estimated portion of payment processing revenue is based on prior historical revenue receipts, which utilizes the information described in our revenue recognition policy. Given the insignificance of this estimated revenue, we will consider revising or removing our description of the estimation process in future filings.
In comparing this insignificant estimated payment processing revenue at the end of each fiscal quarter to actual payments received for the related revenue, the variances have been extremely minute on a quarterly basis for the past three fiscal years. No subsequent adjustments were made for any of these minor variances to any previously reported quarterly results.
We recognize and report revenue for payment processing services on a net basis. Based on review of EITF 99-19 the following are indicators of gross revenue reporting:
The company has general inventory risk (before customer order is placed upon customer return)
The company has latitude in establishing price
The company changes the product or performs part of the service
The company has discretion in supplier selection
The company is involved in the determination of product or service specifications
The company has physical loss inventory risk

Securities and Exchange Commission
March 19, 2008

The company has credit risk
Based on review of EITF 99-19 the following are indicators of net revenue reporting:
The supplier (not the company) is the primary obligor in the arrangement
The amount the company earns is fixed
The supplier (and not the company) has credit risk
We recognize and report revenue for payment processing services on a net basis.
In considering the indicators above from EITF 99-19 in our decision to report revenues on a net basis, the following factors were identified and considered:
We serve as an Independent Sales Organization “ISO” for Global Payments. An ISO is similar to a sales agent. As an ISO, we have agreed to market Global Payments’ merchant payment processing services directly to merchants (customers).
We do have latitude in establishing pricing rates for payment processing services performed by Global Payments. Although the payment processing industry is very competitive and rates must be competitive with market rates to attract merchants for payment processing services. So the ability for us to establish pricing rates above market rates is limited.
We have contractual relationship with Global Payments to earn fees from payment processing services provided for merchant accounts that were referred by us. Fees are generated for us only if merchant accounts have payment processing transactions processed by Global Payments.
Global Payments has contractual relationship with the merchant to provide payment processing services to merchant accounts, and is the primary obligor. We are not the primary obligor in the arrangement, but serve as a sales agent to facilitate the transaction.
We do not directly provide the payment processing services to the merchant, Global Payments provides these services directly to the merchant.
Global Payments performs credit approval process before accepting merchant as a payment processing customer.
Global Payments assumes all risk and liability for losses related to payment processing services for merchants. We do not assume any risk or liability for losses.

Securities and Exchange Commission
March 19, 2008

Global Payments collects fees for payment processing services directly from the merchant.
We receive revenue for payment processing fees directly from Global Payments with their costs and fees already deducted.
Based on the above factors, we believe we properly recognize and report payment processing revenues on a net basis in accordance with factors outlined and considered in EITF 99-19. We will consider expanding disclosure in future filings that discusses the fact we recognize and report payment processing revenue on a net basis in accordance with EITF 99-19.
Comment 3.
We note that you provide Web hosting service for your I.STAR software that is integrated with the Company’s Retail STAR and CAM32 systems. Please clarify whether the application of EITF 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13. Specifically, tell us whether or not your customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and whether it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Further, tell us your consideration for disclosing your revenue recognition accounting policy for hosting services.
RESPONSE:
Web hosting services represented 1.86% of total revenue in fiscal year 2007. Only a small percentage of our customers actually use this optional webhosting service. The application of EITF 00-3 to our web hosting arrangements requires us to recognize hosting revenue pursuant to SOP 97-2. The I.Star software license is an optional software module, that allows our customer to solicit orders over the internet. The I.Star software license is a separately priced software module that is sold on a contract separate from the Retail Star and CAM32 software licenses. The optional I.Star software license if purchased by the customer is delivered with the hardware and software system directly to the customer’s location. There is no contractual right of return or refund for this software, and collection is probable. The revenue is recognized for the I.Star software license based on when the requirements of SOP 97-2 have been met.
The customer signs a separate web hosting agreement with us to host their internet store. This agreement details the standard monthly price for the web hosting services to be provided. This standard pricing is the same for all customers. The revenue for webhosting services is recognized on a monthly basis in the month the services are provided. We offer this web hosting service as a convenience to our customers. Web hosting services

Securities and Exchange Commission
March 19, 2008

are offered by numerous vendors and the service is not unique to us. So it is feasible for the customer to perform the web hosting function at their site on their own hardware or to find another vendor to provide web hosting services for them. In this case, the customer already has possession of the I.Star software, and has the ability to take possession of the internet store hosted by us without incurring significant costs and they have the ability to use the internet store separately without a significant diminution in utility or value.
Due to insignificance of the revenue amount we have not disclosed a separate revenue recognition policy for web hosting services in the past. As this revenue becomes more significant, we will consider revising the disclosure in future filings.
Based on the above factors, our revenue recognition accounting policy meets the requirements of section 6 of EITF 00-3 which states:
“The Task Force also reached a consensus that for those hosting arrangements in which the customer has the option as described above, to take possession of the software, delivery of the software occurs when the customer has the ability to take immediate possession of the software. The Task Force observed that if the software element is within the scope of SOP 97-2, all of the SOP’s requirements for recognizing revenue include VSOE of fair value and the requirement that the fee allocated to the software element not be subject to forfeiture, refund, or other concession, must be met in order to recognize revenue upon delivery for the portion of the fee allocated to the software element. The portion of the fee allocated to the hosting element should be recognized as the service is provided.”
Comment 4.
Additionally, please confirm if you sell hosting services as part of your multiple element arrangements. If so, tell us if and how you are able to establish fair value of hosting services pursuant to the applicable guidance (i.e. SOP 97-2 or EITF 0021). If the Company is unable to determine fair value for hosting services, then tell us how you considered paragraph 12 of SOP 97-2 in accounting for your multiple-element arrangements, as hosting services may represent an undelivered element.
RESPONSE:
We do sell hosting services as part of our multiple element arrangements. As mentioned in our response to question 3, hosting services represents less than 2% of total revenue in fiscal year 2007, which indicates it is an insignificant portion of our revenue. We have established the fair value of hosting services pursuant to SOP 97-2 based on the following factors:
We have established VSOE for all other elements in the multiple element arrangement.

Securities and Exchange Commission
March 19, 2008

We have standard pricing for hosting services that do not vary by customer.
The customer signs a separate contract for hosting services that contains standard pricing for this service only which is sold separately.
Hosting services are available from other vendors.
The standard price for hosting services is not subject to later adjustment.
We have a history of billing and collecting standard pricing for hosting services.
There is no right of refund for hosting services already provided to customer.
Comment 5.
We note from your disclosures on page 3 that the Company’s PCS services include technical phone support and software enhancements. We further note your reference to “planned enhancements”, which are provided without additional cost. Tell whether you consider these enhancements to be specified or unspecified upgrade rights. In this regard, tell us whether your customers are aware of these “planned enhancements” at the inception of the agreement and whether the Company has a commitment (either implied or written) to provide a specified upgrade. Also, tell us how you account for such rights pursuant to paragraphs 36 – 38 and 56 of SOP 97-2.
RESPONSE:
The PCS includes technical phone support, and software enhancements when and if available. The customer must be on PCS contract to receive any software enhancements. PCS is an optional service for the customer, and only a portion of our customers choose to pay for and receive PCS. PCS contracts are provided to our customers on a month to month basis. We consider these software enhancements to be unspecified upgrades/enhancements. As noted in SOP 97-2 paragraph 36 “Rights to receive unspecified upgrades/enhancements on a when-and-if-available basis are PCS”. The customers are not promised any specific future software enhancements at the inception of the PCS agreement or the software license agreement. There are no implied or written commitments with our customers to provide specific upgrades/enhancements at the inception of the PCS agreement or the software license agreement. The customers do not have the right to receive any future software enhancements unless they are currently on a PCS contract when the software enhancements are released. The PCS fees are charged to customers on a monthly basis for services provided, with revenue recognized on a monthly basis.

Securities and Exchange Commission
March 19, 2008

Form 8-K filed on February 13, 2008
Comment 6.
We note that you disclose “Cash and Marketable Securities per Common Share” in your Q1 ‘08 earnings release, which appears to be a non-GAAP measure. Tell us how you considered the guidance in Question 11 of the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which prohibits per share measures of liquidity.
RESPONSE:
Based on the advice of our legal counsel, we do not believe that cash and marketable securities per share (“Cash Per Share”) is a non-GAAP measure as defined in Rule 101 of Regulation G (“Rule 101”) and, therefore, Question 11 of the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (“Question 11”) does not appear to be applicable. Cash Per Share is simply an arithmetic calculation described in the Company’s press release accompanying the referenced Form 8-K, which calculation provides nothing more than a statistical measure. However, we will eliminate this disclosure in the future.
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In connection with this response to the Commission’s staff comment letter dated February 28, 2008, the Company acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States./

Sincerely,
/s/ Paul Caceres
Paul Caceres
Chief Financial Officer CAM Commerce Solutions, Inc.